SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 30, 2004

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 22, 2004 to July 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED
By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	July 30, 2004

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2004 – 21AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the 6 months ended 30 June 2004:

•	Public Announcement

•	Alumina Report

•	June 2004 Half-Yearly ASX Report

Stephen Foster

Company Secretary

29 July 2004	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

For release 29 July 2004

Alumina First Half NPAT Up 41% –

AWAC studying 4m tonne expansion

Highlights:

•	Net profit after tax $168m – up 41%

•	NPAT less specialty chemical sale $153m – up 29%

•	Fully franked dividend steady at 10 cents per share

•	Production 7 per cent higher than FH2003

•	The 250,000 tonne Suriname expansion and 600,000 tonne Pinjarra upgrade, meeting or surpassing milestones

•	Opportunity to expand AWAC’s global alumina refining by over 4.0 million tonnes

Alumina Limited today announced a significantly higher profit for the half year driven by higher prices and increased AWAC production of alumina, offset by higher A$ exchange rates.

Alumina Limited’s share of Alcoa World Alumina and Chemicals (AWAC) equity profit after tax, excluding the Specialty Chemical profit, was $153 million, an increase of 29 per cent over the previous half.

Including the Speciality Chemical sale after tax profit of $168 million, was 41 per cent higher.

Directors declared a fully franked interim dividend of 10 cents a share. This is consistent with our intent to distribute 100% of the fully franked dividends received from Alcoa of Australia to Alumina Limited shareholders, to the extent practicable.

Aluminium prices continued to strengthen, with LME prices averaging US76¢ a pound (US67¢ in the previous half), yielding higher alumina realised prices for AWAC. Partially offsetting the higher prices was a stronger Australian dollar, which averaged US74¢ in the first half (US69¢ in the previous half).

Alumina production was 7 per cent higher than the first half of 2003 at 6.772 million tonnes due to production capacity creep, Point Comfort at full capacity and increased production from the Jamaican expansion.

Alumina Chief Executive Officer, John Marlay, said ‘this is an excellent result, in the face of a higher Australian dollar”.

The 250,000 tonne expansion at Suriname and the 600,000 tonne efficiency upgrade at the Pinjarra refinery in Western Australia, are meeting or surpassing their progress milestones.

“AWAC has a pipeline of organic growth projects which can deliver solid growth at a relatively low capital cost.”

Studies are underway to significantly expand AWAC’s global alumina refining network by over 4.0 million tonnes. A decision on the first of those projects is likely to be made in late 2004, with expenditure beginning in 2005. The projects are primarily brownfield expansions of existing refineries, which provide additional alumina production at low capital costs and favourable operating costs. Expansions will be underpinned by long term supply contracts to AWAC customers.

“We have the financial strength to fund this growth, maintain conservative financial ratios and pay a reasonable level of dividends to our shareholders. Alumina Limited has a sound balance sheet, an A- rating from S&P, and net debt is down to A$218 million as at 30 June 2004”‘ Mr Marlay said.

At the Annual General Meeting in April, the Board stated its intention, subject to certain conditions, to maintain a dividend payout ratio for 2004 similar to 2003.

“The continuing strong outlook for aluminium consumption will lift alumina demand, and it is now clear that substantial new alumina production capacity will be required. As highlighted earlier, AWAC is well positioned to expand production capacity to meet this demand. As a result, capital expenditure will increase significantly, and Directors have decided to reserve financial capacity to participate in this growth. We will now maintain a level of declared dividends for 2004 similar to last year, subject to AWAC’s business performance.”

Our strategy is to profitably grow solely through AWAC. This means we will direct our substantial balance sheet strength to participate in this attractive new growth and continue paying dividends to our shareholders.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

	H103	H203	H104
Profit after tax ($m)	117.9	119.0	167.5
Dividends received from AWAC ($m)	129.5	154.7	110.4
Dividends declared (cents/share)	10	10	10

Further information:
Media, Analyst and Shareholder Contact:
Bob Davies
Chief Financial Officer
Phone: (03) 8699 2603
Mobile: 0417 336 455

PAGE – 1

PAGE – 2

Key Points

•	Strong global growth and higher aluminium demand drives a strong alumina market.

•	Progress continues on Suralco 250,000 tonne and Pinjarra 600,000 tonne expansions.

•	Divested specialty chemicals business (Alumina’s profit $14.8 million)

•	Decision not to proceed on investment in the Alba smelter in Bahrain

Future

•	Ambitious growth plan to meet strong global market demand.

•	Wagerup, Western Australia - third production unit of over 2 million tonnes.

•	Sao Luis, Brazil - 2 million tonne expansion.

•	Jamalco, Jamaica - 1.4 million tonne expansion

•	Republic of Guinea, West Africa - 1.5 million tonne greenfield alumina refinery.

•	Focus on cost reduction as part of Alcoa’s stated commitment.

•	Maximise free cashflows and support investment for AWAC growth strategy

AWAC’s Alumina Production

Production -	‘000 tonnes per day

•     Production Increased to meet market demand.

•     Manufacturing capacity creep, Pt Comfort at capacity and completion of the Jamalco expansion.

•     Suriname 250,000 tonne expansion – expected completion early 2005.

•     Pinjarra 600,000 tonne upgrade has begun - expected completion end 2005.

Alumina’s Return on Capital (ROC)

%	Annualised

• Strong 26% ROC for first half 2004. • Averaged 22% ROC since demerger.

PAGE – 3

Diagram of AWAC Operations

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

$US Millions (US GAAP) 100%	Full Year 2003	1st Half 2003	2nd Half 2003	1st Half 2004
Sales and Operating Revenue	2,424.8	875.2	1,549.6	1,131.6
Revenue From Related Parties	895.8	697.4	198.4	684.6

Total Revenue	3,320.6	1,572.6	1,748.0	1,816.2

Cost of Goods Sold and Operating Expenses	(2,422.6)	(1,156.5)	(1,266.1)	(1,229.0)
Selling, Administration and Other Expenses	(85.7)	(41.3)	(44.4)	(40.6)
Provision for Depreciation, Depletion and Amortisation	(170.7)	(82.5)	(88.2)	(91.2)
Interest Expense	(2.1)	(0.7)	(1.4)	(1.5)
Other Expense	(14.8)	(1.4)	(13.4)	16.5
Loss on sale of Specialty Chemical Assets	—	—	—	(37.9)

Total Expenses	(2,695.9)	(1,282.4)	(1,413.5)	(1,383.6)

Profit Before Taxes On Income	624.7	290.2	334.5	432.6
Provision for Taxes On Profit	(194.2)	(77.6)	(116.6)	(154.9)

Profit From Operations	430.5	212.6	217.9	277.7
Less Minority Interests	(0.4)	(0.1)	(0.3)	(0.1)
Cumulative effect of accounting change[1]	15.7	15.7	—	—

Net Income	445.8	228.2	217.6	277.6

Members’ Equity
Opening Balance at Start of Period	2,085.8	2,085.8	2,401.8	2,533.5
Net Income	445.8	228.2	217.6	277.6
Capital Contribution of Partners	—	—	—
Dividends paid and return of capital to partners	(481.5)	(207.4)	(274.1)	(194.8)
Other Comprehensive Income/(loss)	483.4	295.2	188.2	(190.7)

Closing Balance at End of Period	2,533.5	2,401.8	2,533.5	2,425.6

[1]	This amount comprises the impact of the new USGAAP standard: “SFAS143 Accounting for asset retirement”:

PAGE – 5

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

$US Millions (US GAAP) 100%	30 June 2003	31 December 2003	30 June 2004
Cash and Cash Equivalents	92.9	98.3	82.9
Receivables From Customers	304.2	325.9	428.4
Inventories	347.2	323.1	315.5
Prepaid Expenses and Other Current Assets	106.9	111.9	111.6

Total Current Assets	851.2	859.2	938.4

Property Plant & Equipment	2,254.6	2,559.5	2,248.4
Investments	139.5	138.3	146.1
Other Assets and Deferred Charges	459.1	466.1	490.6

Total Non-Current Assets	2,853.2	3,163.9	2,885.1

Total Assets	3,704.4	4,023.1	3,823.5

Short Term Borrowings	53.4	115.4	54.2
Long Term Borrowings (Due Within 12 Months)	2.2	—	—
Accounts Payable	313.1	352.2	395.5
Taxes Payable	112.2	141.5	162.2
Other Current Liabilities	115.6	123.1	151.6

Total Current Liabilities	596.5	732.2	763.5

Long Term Debt	4.1	7.2	6.0
Deferred Taxes	240.8	256.1	241.3
Other Long Term Liabilities	455.4	486.3	387.2

Total Non-Current Liabilities	700.3	749.6	634.5

Total Liabilities	1,296.8	1,481.8	1,398.0

Minority Interest	5.8	7.8	(0.1)
Equity	2,401.8	2,533.5	2,425.6

Total Liabilities & Equity	3,704.4	4,023.1	3,823.5

PAGE – 6

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

$US Millions (US GAAP) 100%	Full Year 2003	1st Half 2003	2nd Half 2003	1st Half 2004
Operating Activities
Net Income	445.8	228.2	217.6	277.6
Adjustment to reconcile net income to cash from operations:
Depreciation, Amortisation and Impairment	170.7	82.5	88.2	91.2
Other Items*	(30.5)	(55.0)	24.5	(139.2)

Cash From Operating Activities	586.0	255.7	330.3	229.6

Financial Activities
Dividends Paid & Return of Capital to Partners	(481.5)	(207.4)	(274.1)	(194.8)
Change in Debt	51.7	15.1	36.6	(62.7)
Partners Capital Contributions	—	—	—	—
Dividends Paid to Minority Interests	—	—	—	—

Cash used for Financing Activities	(429.8)	(192.3)	(237.5)	(257.5)

Investing Activities
Capital Expenditure	(170.2)	(62.1)	(108.1)	(116.9)
Sale of Investments				122.7
Sale of Subsidiaries	—	—	—
Other	2.1	(5.2)	7.3	7.0

Cash Used for Investing Activities	(168.1)	(67.3)	(100.8)	12.8

Effect of Exchange Rate Changes on Cash	13.8	0.4	13.4	(0.3)

Cash Generated / (Used)	1.9	(3.5)	5.4	(15.4)

Cash and Cash Equivalents
Cash and Cash Equivalents at beginning of period	96.4	96.4	92.9	98.3
Cash and Cash Equivalents at end of period	98.3	92.9	98.3	82.9

Net Change in Cash and Cash Equivalents	1.9	(3.5)	5.4	(15.4)

*	Other Items consists of net movement in working capital and other non current assets and liabilities

PAGE – 7

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit.

	Full Year 2003	1st Half 2003	2nd Half 2003	1st Half 2004
USD Profit Before Taxes on Income (US GAAP)	624.7	290.2	334.5	432.6
Add: SFAS143 Accounting for Asset Retirement	24.7	—	24.7	—
Less: USD AGAAP Adjustments	(11.7)	(9.2)	(8.8)	(44.4)

Total USD Profit Before Taxes (AUS GAAP)	637.7	281.0	350.4	388.2

Total AUD Profit Before Taxes (AUS GAAP)	976.4	456.0	510.3	525.0

Total Alumina Limited’s Share of AUD Profit Before Taxes	383.5	186.3	197.2	210.0

Less: Write-Off of Goodwill On Acquisition	(17.7)	(8.9)	(8.9)	(8.3)

Alumina Limited Share of Equity Profit Before Tax	365.8	177.4	188.4	201.7

Less: Share of equity income tax expense	(121.7)	(50.2)	(71.5)	(76.1)

Alumina Limited Share of Equity Profit After Tax	244.1	127.2	116.9	125.6

June 2004 Half-Yearly ASX Report	-1

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2004 (“Current Period”)

Results for announcement to the market

			% change		$A million
1.4	Revenues from ordinary activities	Up	Not applicable		116.0
1.11	Profit from ordinary activities after tax attributable to members	Up	42.1%		167.5
1.12	Profit from extraordinary items after tax attributable to members		—		—
1.15	NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Up	42.1%		167.5

Dividends

			Current Period Six months ended 30 June 2004		Previous Corresponding Period Six months ended 30 June 2003
9.3	Interim dividend per share		10	¢	10	¢
9.4	Franked amount per share		10	¢	10	¢
9.2	Record date for determining entitlements to the dividend is 10 August 2004.

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2004 Half-Yearly ASX Report	-2

Condensed consolidated statement of financial performance

		Total $A million
		Six months to 30 June 2004	Six months to 30 June 2003
1.1	Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries (refer Significant Items - Page 3)	109.0	—
1.2	Interest revenue	4.4	0.8
1.3	Foreign exchange gain realised	2.6	—

1.4	Revenue from ordinary activities	116.0	0.8

1.5	Share of net profit of associates accounted for using the equity method (item 10.9) [1]	125.6	127.2

[1]        Six months to 30 June 2004 includes a loss of $28.0m on sale of Specialty Chemical assets held directly by AWAC entities (refer Significant Items - Page 3). Excluding this loss, Alumina’s share of net profits was $153.6m.

1.6	Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries (refer Significant Items - Page 3)	(62.2)	—
1.7	General and administrative expenses	(3.1)	(5.6)
1.8	Borrowing costs	(3.5)	(4.4)

1.9	Profit from ordinary activities before tax	172.8	118.0
1.10	Income tax on ordinary activities	(5.3)	(0.1)

1.11	Profit from ordinary activities after tax	167.5	117.9
1.12	Profit from extraordinary items after tax	—	—

1.13	Net profit	167.5	117.9
1.14	Net loss attributable to outside equity interests	—	—

1.15	Net profit for the period attributable to members of Alumina Limited	167.5	117.9

Non-owner transaction changes in equity
1.16	Net exchange differences recognised in equity	(6.7)	25.1
1.17	Equity share movements in reserves of associates	—	—

1.18	Total transactions and adjustments recognised directly in equity (item 1.16 and 1.17)	(6.7)	25.1

1.19	Total changes in equity other than from those resulting from transactions with owners as owners	160.8	143.0

Earnings per share (EPS)

		Six months ended 30 June 2004	Six months ended 30 June 2003
1.20	Basic EPS	14.4 ¢	10.4 ¢
1.21	Diluted EPS	14.4 ¢	10.4 ¢

June 2004 Half-Yearly ASX Report	-3

Notes to the condensed consolidated statement of financial performance

Consolidated retained profits

		Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
1.21	Retained profits at the beginning of the financial period	808.0	729.4
1.22	Net profit attributable to members of Alumina Limited (item 1.15)	167.5	117.9
1.23	Net transfers from reserves	(4.3)	101.3
1.24	Dividends and other equity distributions provided for or paid	(116.8)	(146.6)

1.25	Retained profits at the end of financial period	854.4	802.0

Significant items

The following non-recurring items are included in profit from ordinary activities.

		A$ million
Significant items for the six months to 30 June 2004
	Sale of Specialty Chemical Assets

1.26	Proceeds from sale of investments in Specialty Chemical assets directly held by Alumina and its subsidiaries	109.0
1.27	Cost of investments sold in Specialty Chemical assets directly held by Alumina and its subsidiaries [1]	(62.2)
1.28	Share of equity loss on sale of Speciality Chemical Assets (held directly by AWAC entities)	(28.0)

1.29	Profit on Sale of Specialty Chemical Assets	18.8
1.30	Income Tax Expense	(4.0)

1.31	Profit on sale after tax	14.8

[1]	Includes goodwill of $22.4million

There were no significant items for the six months to 30 June 2003

June 2004 Half-Yearly ASX Report	-4

Intangible and extraordinary items

Consolidated-Six months to 30 June 2004

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.3	—	—	8.3

2.2	Total amortisation of intangibles	8.3	—	—	8.3
2.3	Extraordinary items	There were no extraordinary items

Consolidated-Six months to 30 June 2003

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.9	—	—	8.9

2.2	Total amortisation of intangibles	8.9	—	—	8.9
2.3	Extraordinary items	There were no extraordinary items

Income Tax

		Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
(a)	Profit from ordinary activities before tax (item 1.9)	172.8	118.0
	Add: (surplus)/shortfall of equity share of profits over dividends received	(15.2)	2.3

		157.6	120.3

	Prima facie tax expense for the period at the rate of 30%	(47.3)	(36.1)

	The following items caused the total charge for income tax to vary from the above:
	Rebateable and exempt dividends	110.4	129.5
	Non-assessable capital gains [1]	46.8	—
	Non-deductible expenses	(3.4)	(4.5)

	Net movement	153.8	125.0

	Tax effect of the above adjustments at 30%	46.1	37.5
	Variance between Australian and foreign tax rates	—	—
	Future income tax benefits not brought to account	—	(1.4)
	Withholding tax	(1.0)	(0.1)
	Attribution income tax on Specialty Chemical asset sale	(4.0)	—
	Tax losses from prior years brought to account	0.9	—

	Consequent reduction in charge for income tax	42.0	36.0

	Income tax expense for the period (item 1.10)	(5.3)	(0.1)

[1]	Gain on sale of Specialty Chemical assets held by Alumina’s foreign subsidiaries is exempt from Australian capital gains tax.

June 2004 Half-Yearly ASX Report	-5

Condensed consolidated statement of financial position

		30 June 2004 $A million	31 Dec 2003 $A million	30 June 2003 $A million
Current Assets
3.1	Cash	216.2	165.3	81.2
3.2	Receivables – other	1.1	4.0	0.9
3.3	Deferred tax assets	—	4.1	—
3.4	Other	0.6	0.3	0.6

3.5	Total current assets	217.9	173.7	82.7

Non-current Assets
3.6	Investments in associates	1,597.1	1,625.0	1,605.8
3.7	Other property, plant and equipment (net)	0.4	0.4	0.2

3.8	Total non-current assets	1,597.5	1,625.4	1,606.0

3.9	Total assets	1,815.4	1,799.1	1,688.7

Current Liabilities
3.10	Payables	6.3	3.2	2.1
3.11	Interest bearing liabilities	434.0	467.0	526.9
3.12	Current tax liabilities	—	2.5	0.1
3.13	Provisions (excluding current tax liabilities)	0.1	0.1	0.3
3.14	Other	1.5	2.3	3.4

3.15	Total current liabilities	441.9	475.1	532.8

Non-current Liabilities
3.16	Deferred tax liabilities	—	—	0.5
3.17	Provisions (excluding deferred tax liabilities)	0.2	0.2	—
3.18	Other	—	—	—

3.19	Total non-current liabilities	0.2	0.2	0.5

3.20	Total liabilities	442.1	475.3	533.3

3.21	Net assets	1,373.3	1,323.8	1,155.4

Equity
3.22	Contributed equity	394.6	384.8	225.7
	Reserves:
3.23	- Group	124.3	131.0	127.7
	Retained profits:
3.24	- Group	431.6	400.3	355.6
3.25	- Associates	422.8	407.7	446.4

3.26	Total equity	1,373.3	1,323.8	1,155.4

There is no preference share capital.

June 2004 Half-Yearly ASX Report	-6

Notes to the condensed consolidated statement of financial position

Condensed consolidated statement of cash flows

		Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
Cash Flows Related to Operating Activities
4.1	Payments to suppliers and employees (inclusive of goods and services tax)	(3.8)	(3.9)
4.2	GST refund received	0.2	0.3
4.3	Proceeds from guarantees	—	2.4
4.4	Dividends received from associates	110.4	129.5
4.5	Interest received	3.6	0.8
4.6	Borrowing costs paid	(3.6)	(4.3)
4.7	Income taxes refunds/(payments)	0.7	(4.1)

4.8	Net operating cash flows	107.5	120.7

Cash Flows Related to Investing Activities
4.9	Payments for property, plant and equipment	—	(0.2)
4.10	Proceeds from sale of Specialty Chemical assets directly held by Alumina and its subsidiaries	109.0	—
4.11	Proceeds from share premium reduction in associate	2.0	—
4.12	Other	3.5	—

4.13	Net investing cash flows	114.5	(0.2)

Cash Flows Related to Financing Activities
4.14	Proceeds from issues of shares	9.8	5.5
4.15	Proceeds from borrowings	—	79.2
4.16	Repayment of borrowings	(64.7)	—
4.17	Dividends paid	(116.8)	(146.6)

4.18	Net financing cash flows	(171.7)	(61.9)

Net (Decrease)/Increase in Cash Held		50.3	58.6
4.19	Cash at beginning of period	165.3	23.2
4.20	Exchange rate adjustments to Item 4.19 above	0.6	(0.6)

4.21	Cash at end of period	216.2	81.2

Reconciliation of Cash

		Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
	Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
5.1	Cash on hand and at bank	6.9	31.1
5.2	Money market deposits (with maturity on investment three months or less)	209.3	50.1

5.3	Cash assets (Item 3.1)	216.2	81.2
5.4	Bank overdraft	—	—

5.5	Total cash at end of period (Item 4.21)	216.2	81.2

June 2004 Half-Yearly ASX Report	-7

Other notes to the condensed financial statements

Earnings per share (EPS)

		Six months to 30 June 2004		Six months to 30 June 2003
	Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
	Equity accounted earnings in cents per ordinary share
6.1	Basic EPS	14.4	¢	10.4	¢
6.2	Diluted EPS	14.4	¢	10.4	¢

Net tangible asset backing per security
7.1	Net tangible asset backing per ordinary security	$1.06		$0.86

Loss of control of entities having material effect
8.1	There was no loss of controlled entities for the six months ended 30 June 2004.

Dividends
9.1	An interim dividend has been declared payable on 6th September 2004
9.2	Record date to determine entitlements to the dividend is 10th August 2004

Amount per share
	Interim dividend per share (cents)
9.3	Amount per share	10	¢	10	¢
9.4	Franked amount per share at 30% tax rate	10	¢	10	¢

Interim dividend on all shares
		Six months to 30 June 2004 $A million		Six months to 30 June 2003 $A million
9.5	Dividend to be paid on ordinary shares	116.1		112.9
9.6	Total	116.1		112.9

June 2004 Half-Yearly ASX Report	-8

Details of aggregate share of results of associates

		Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
Alumina’s share of associates:
10.1	Profit from ordinary activities before income tax and goodwill amortisation	238.0	186.3
10.2	Amortisation of equity goodwill	(8.3)	(8.9)

10.3	Profit from ordinary activities before tax	229.7	177.4
10.4	Income tax on ordinary activities	(76.1)	(50.2)

10.5	Profit from ordinary activities after income tax	153.6	127.2
10.6	Loss on Sale of Specialty Chemical assets directly held by AWAC subsidiaries (net of tax)	(28.0)	—

10.7	Net profit	125.6	127.2
10.8	Outside equity interests	—	—

10.9	Net profit attributable to members of Alumina Limited	125.6	127.2
10.10	Dividends received/receivable by Alumina Limited	(110.4)	(129.5)

10.11	Surplus/(Shortfall) of equity share of profits over dividends received	15.2	(2.3)

Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

				Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
				Six months to 30 June 2004	Six months to 30 June 2003	Six months to 30 June 2004 $A million	Six months to 30 June 2003 $A million
11.1			Equity accounted associates and joint venture entities
	(i	)	AWAC (including Alcoa of Australia Ltd)(a)	40%	40%	133.9	136.1
			(a)Alcoa of Australia Ltd	40%	39.25%

			Amortisation of goodwill	n/a	n/a	(8.3)	(8.9)

11.2			Total			125.6	127.2

11.3			Other material interests			Nil	Nil

Ratios

		Six months to 30 June 2004%	Six months to 30 June 2003%
Profit after tax/equity interests (annualised)
12.1	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.15) as a percentage of members’ equity at the end of the period (Item 3.26)	24.4	20.4

June 2004 Half-Yearly ASX Report	-9

Issued and quoted securities at end of current period

	Category of Securities	Number issued	Number quoted	Issue price per share ($)
12.1	Ordinary shares
	Fully paid	1,161,012,548	1,161,012,548
	Partly paid	Nil	Nil

12.2	Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
	(i) exercise of options	1,450,500	1,450,500	Various

12.3	Unquoted employee options to acquire fully paid ordinary shares

		Number issued	Number Quoted	Exercise Price	Expiry Date
		1,250,500	Nil	$4.52	20 December 2004
		1,607,700	Nil	$4.04	18 December 2005
		3,750,900	Nil	$5.02	30 November 2006

		6,609,100

12.4	Issued during the current period	Nil
12.5	Exercised during the current period	245,100	Nil	$4.52	20 December 2004
		378,700	Nil	$4.04	18 December 2005
		826,700	Nil	$5.02	30 November 2006

		1,450,500

12.6	Expired/lapsed during the current period	Nil

Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominately operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission. Amounts shown in this Directors’ Report and the financial report have been rounded off to the nearest hundred thousand dollars, or as otherwise indicated.

June 2004 Half-Yearly ASX Report	-10

Directors’ Declaration

The directors declare that the financial statements and notes set out on pages 1 to 9:

a)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors’ opinion:

a)	the financial statements and notes are in accordance with the Corporations Act 2001: and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John Marlay

Director

Melbourne

29 July 2004

June 2004 Half-Yearly ASX Report	-11

Directors’ Report

The Directors of Alumina Limited present their report on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half-year-ended 30 June 2004.

Directors

The following persons were Directors of Alumina Limited during the half-year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies)

Basis of financial report preparation

This half-yearly general purpose financial report is for the interim six months ended 30 June 2004 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2003 and any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Information relating to Alumina’s International Financial Reporting Standards project is provided on page 13.

Comments are for the six months ended 30 June 2004 with comparatives for the six months ended 30 June 2003 shown in parentheses. Comparative information is reclassified where appropriate to enhance comparability.

Review of Operations

The financial results for Alumina Limited include the six months results of AWAC and associated corporate activities.

The Group’s net profit attributable to Alumina Limited increased 42% to $167.5 million ($117.9 million). The net profit includes a profit of $14.8 million profit from the sale by AWAC of its Specialty Chemical business. Excluding this profit, Alumina’s profit was 30% higher than the corresponding 2003 period. The higher profit was driven by higher alumina and aluminium prices and higher production offset, to some extent, by a stronger Australian dollar.

The profit result includes, for the first time, the additional 0.75 per cent interest in Alcoa of Australia acquired in December 2003.

Directors have declared an interim fully franked dividend of 10 cents a share (10 cents).

Production

AWAC’s alumina production increased by 6.7% to 6,772 million tonnes (6,345 million tonnes), through production capacity creep, Pt Comfort at full capacity and increased production from the Jamaican expansion. Projects are currently underway to expand production in Suriname by 250,000 tonnes (AWAC’s share 137,500 tonnes) and to expand the Pinjarra refinery in Western Australia by 600,000 tonnes.

June 2004 Half-Yearly ASX Report	-12

Costs

AWAC’s total cost of sales increased by 6% to US$1,229.0 million (US$1,156.5 million) due, in part, to higher sales volumes, but also to higher energy prices, increased raw materials costs and a weaker US dollar.

Alumina’s corporate costs totalled $3.1 million ($5.6 million). Costs were lower in part due to a $1.1 million reduction in the provision for the WMC Resources Ltd employee Stock Appreciation Plan (based on a lower closing Alumina Limited share price). In addition, the first half of 2003 included costs relating to the start-up of Alumina Limited as a separate group.

Alumina’s goodwill amortisation reduced to $8.3 million ($8.9 million), following the disposal of $22.4 million of Goodwill as part of the Specialty Chemical sale.

Markets

The first half of 2004 continued to reflect increased demand for aluminium, particularly the US and Japan, along with continued growth in domestic aluminium consumption in China. LME aluminium prices were stronger, averaging 76 cents a pound (63 cents). Alumina supply was tight, with spot prices significantly above historical averages, reaching above USD500 per tonne in March and April before falling to around USD350 per tonne during May and June. The majority of AWAC’s alumina production is sold under long term contracts at prices unrelated to the spot alumina market.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 74.0 cents (61.6 cents). The higher average exchange rate offset the effect of higher US dollar aluminium prices. The movement in exchange rate also affects the Australian dollar carrying value of US dollar assets held by Alcoa of Australia. The Australian dollar fell from 75 cents at 31 December 2003 to 70 cents at 30 June 2004, increasing profit by $7 million following a revaluation of US dollar assets. In the first half of 2003 the Australian dollar rose from 57 cents at 31 December 2002 to 67 cents at 30 June 2003, reducing profit by $12 million. The net $19 million favourable impact of the revaluation of assets was largely offset by the benefit in 2003 of a non-recurring $13 million reduction in tax expense following a change to Australian tax legislation.

Hedging

Alumina Limited has no currency or commodity derivatives in place. AWAC has no currency or aluminium hedging in place but does maintain limited short term energy price hedging to reduce volatility in relation to commodities such as natural gas, fuel oil and electricity.

Dividend

The Board’s previously stated intention, subject to certain conditions, was to maintain a dividend payout ratio for 2004 similar to 2003. The continuing strong outlook for increasing aluminium consumption will drive demand for alumina, and it is now clear that substantial new alumina production capacity will be required. AWAC is well positioned to grow production capacity in response to the increased market demand, with attractive returns. Capital expenditure will increase significantly. Directors have now decided to reserve financial capacity to fund this growth and to maintain a level of declared dividends for 2004 similar to last year, subject to AWAC’s business performance.

The interim dividend declared of 10 cents (10 cents) a share will be paid on 6 September 2004 and be fully franked at the 30 per cent tax rate. The amount and timing of this dividend takes into account a fully franked dividend of $50 million to be received from Alcoa of Australia in the third quarter.

As at 30 June 2004, there were $30.2 million franking credits available. The potential to frank future dividends will depend upon the amount of the dividend and the available franking credits.

June 2004 Half-Yearly ASX Report	-13

Debt

After receiving $109.0 million from the sale of AWAC’s Specialty Chemical business, Alumina reduced its USD borrowings by US$48.0 million to USD303.0 million.

Alumina’s debt, net of cash was $217.8 million, $83.9 million lower then the beginning of the year. Receipt of the funds from the Specialty Chemical sale was partially offset by the exchange rate impact which increased Alumina’s USD borrowings when translated to Australian dollars by $30.9 million.

Changes to Contingent Liabilities

The only change to contingent liabilities since the 2003 annual report has been in relation to the following guarantee:

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On 4 December 2003, WMC Resources announced that it had closed–out its currency hedge book for the period 2005 to 2008 eliminating that portion of Alumina’s contingent liability. The guarantee remains applicable for foreign exchange transactions entered by WMCF and Union Bank of Switzerland with 2004 maturity dates and gold derivative transactions with maturity dates in 2005. The outstanding transactions had a negative mark to market value of $0.8 million at 30 June 2004. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources in relation to the guarantee.

Accounting Policies

International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity’s financial statements for the half-year ending 30 June 2005 and the year ending 31 December 2005.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 January 2004.

Assessment and Planning Phase

Alumina’s IFRS project is focused on three key areas:

1.	Equity accounting for its 40% ownership of Alcoa of Australia. Alcoa of Australia will transition to the Australian equivalents to IFRS at the same time as Alumina Limited.

2.	Equity accounting for its 40% ownership of the Global AWAC entities. Financial information supplied to Alumina from AWAC is prepared using US Generally Accepted Accounting Principles (USGAAP), with adjustments provided for the GAAP differences to allow Alumina to produce Australian GAAP reports.

3.	Consolidated accounting for Alumina and its controlled entities.

Alumina’s project is being managed by the Chief Financial Officer, who reports to the Board. The project to date has involved reviewing the draft Australian equivalents to IFRS for their impact on Alumina and monitored Alcoa of Australia’s progress via Alumina’s Directorships on the Alcoa of Australia Board and interaction between the appropriate staff in Alcoa of Australia and Alumina Limited.

June 2004 Half-Yearly ASX Report	-14

The progress of Alumina’s own project is necessarily reliant on AWAC’s project, as the majority of key impacts for Alumina will arise from its equity accounting of AWAC. Alcoa of Australia will transition to Australian equivalents to IFRS concurrently with Alumina and will provide details of the changes from current Australian Accounting Standards to the Australian equivalents to IFRS as well as the key differences between the Australian equivalents to IFRS and USGAAP. This information will be used to identify other AWAC entities’ key GAAP differences.

Based on a review of the draft Australian equivalents to IFRS, a number of key differences in accounting policies are expected to arise from adopting the new standards. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian International Financial Reporting Pronouncements. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity. The impact of the draft standards has yet to be quantified.

To date we have identified the following key differences in accounting policies that are expected to arise from adopting Australian equivalent IFRSs

Income Tax AASB 112

•     Under the Australian equivalent to IAS 12 Income Taxes, deferred tax balances are determined using the “balance sheet method” replacing the “income statement method” currently used. The new method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Under the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting result and/or taxable income/ (loss).

•     The impact of these changes has yet to be quantified.

Intangible Assets – Goodwill AASB 136

•     Under the Australian equivalent to IFRS 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by impairment testing which will be performed at least annually.

•     This will result in a change to the current accounting policy. Previously goodwill was amortised on a straight line basis over 20 years. Goodwill amortised in the first half of 2004 was $8.3 million.

Asset Impairment AASB 136

•     The Australian equivalent to IFRS requires asset impairment testing based on a different method for aggregation of assets than the current standard AASB1010. This could potentially lead to different impairment test outcomes. In the Australian equivalent to IFRS, aggregation is based on “cash generating units” which is deemed to be the smallest identifiable group of assets that generates independent cash inflows. The current standard uses “class of non-current assets”, which aggregates non-current assets with a similar nature or function.

•     The Australian equivalent to IFRS also requires calculation of the present value of the future cash flows associated with the assets to determine recoverable amount. AASB1010 permits, but does not require future cash flows to be discounted.

•     The potential impact is increased volatility of earnings through the statement of financial performance if impairment test is not met.

June 2004 Half-Yearly ASX Report	-15

Employee Benefits AASB 119

•     AWAC has defined benefit pension/superannuation plans. Under current Australian standards, Alumina does not account for any excess or shortfall of the Superannuation Fund assets over accrued membership benefits.

•     On adoption, Alumina will make a retrospective adjustment to opening balances (1 January 2004) for the net position of each plan. The adjustment will impact the statement of financial position line item “Investment in Associates” with a corresponding adjustment to opening retained earnings. After the transition adjustment, further movements in the net position of the scheme will be recognised in the statement of financial performance.

•     There will be an initial impact on retained earnings and subsequently a potential increase in volatility through the statement of financial performance in future periods.

Rehabilitation and Closedown costs AASB 137

•     Under the Australian equivalent to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, full provision for rehabilitation and closedown costs are required to be disclosed for the cost of treating current disturbance. It is not anticipated that the new standard will have any material impact on the disclosures in Alumina’s financial statements, nor will it result in a change to the accounting policy, as Alumina has already adopted FAS 143 “Accounting for Asset Retirement Obligations”, which has similar recognition criteria to IAS 37.

•     No significant impact is anticipated from this standard

Financial Instruments AASB 132 AASB 139

•     Under the Australian equivalent to IAS 32 Financial Instruments: Disclosure and Presentation, the current classification of financial instruments issued by the entity is not anticipated to change.

•     Alumina has a hedging relationship between its US denominated investments in AWAC and its US dollar denominated debt.

•     Also, AWAC holds derivatives as part of a formally documented risk management (hedging) programme. The fair values of all outstanding derivative instruments will be recorded in the line item “Investment in Associates” in the statement of financial position.

•     The Australian equivalent to IFRS recognises fair value hedge accounting when effectiveness tests are met. Ineffective portions will be recorded in the period incurred through the statement of financial performance.

•     There will be an initial impact on retained earnings and subsequently a potential increase in volatility of reported results if effectiveness tests are not met.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the consolidated entity’s financial position and reported results

Implementation Phase

The implementation phase will involve both implementation of the required changes to accounting and business procedures and processes, and training of operational staff to be able to enact them.

Alumina has set up a project team to commence detailed work with the Alcoa of Australia project team from August 2004, to understand and obtain the key variances between the Australian equivalents to IFRS to

June 2004 Half-Yearly ASX Report	-16

US GAAP, and to work with Alcoa USA to obtain adjustments from US GAAP to Australian equivalents to IFRS for the remainder of AWAC. It is anticipated that the project will be completed by early December 2004. Any changes to accounting policies will require Audit Committee approval.

Donald M Morley	John Marlay

Chairman	Chief Executive Officer

Melbourne

29 July 2004

June 2004 Half-Yearly ASX Report	-17

Independent review report to the members of Alumina Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Alumina Limited:

•	does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Alumina Limited Group (defined below) as at 30 June 2004 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Alumina Limited Group (the consolidated entity) for the half-year ended 30 June 2004. The consolidated entity comprises both Alumina Limited (the company), and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel, and

•	analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

June 2004 Half-Yearly ASX Report	-18

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Tim Goldsmith	Melbourne

Partner	29 July 2004

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2004 – 20AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster

Company Secretary

28 July 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email

info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,450,500

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 1,450,500 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Refer Annexure “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment
		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,161,012,548	Fully paid ordinary shares in Alumina Limited
		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 28 July 2004
(~~Director~~/Company secretary)

Print name: Stephen Foster

ANNEXURE ‘A’

Details of Securities issued

Shares	Issue price	Share Capital
378,700	$4.04	$1,529,948
826,700	$5.02	$4,150,034
245,100	$4.52	$1,107,852

1,450,500		6,787,834

Details of securities not quoted on the ASX

Unquoted securities as at 31 Dec 2003	Employee Options classes	Options exercised	Options lapsed	Options issued	Unquoted Securities as at 30 June 2004
1,986,400	Expiring 18/12/05 at $4.04	378,700	0	0	1,607,700
4,577,600	Expiring 18/12/05 at $5.02	826,700	0	0	3,750,900
1,495,600	Expiring 18/12/05 at $4.52	245,100	0	0	1,250,500

8,059,600		1,450,500			6,609,100

Quoted Securities as at 31 December, 2003	1,159,778,548
Less overstatement as at 31 December, 2003 #	216,500
Opening balance of issued capital	1,159,562,048
Shares allotted	0
Plus securities subject to this application for quotation	1,450,500

TOTAL SECURITIES TO BE QUOTED ON ASX	1,161,012,548

#	Issued capital as at 31 December 2003 was incorrectly overstated due to a timing error in the registration of exercised options. Options registered as exercised in January 2004 were taken into account in the calculation of December 2003 issued capital.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2004 – 19AWC

Attached is an announcement in relation to Alumina Limited’s decision not to participate with Alcoa in its proposed investment in the Alba aluminium smelter.

Stephen Foster

Company Secretary

2 July 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

➢2 July 2004

For Immediate Release

Alumina Limited decides not to participate with Alcoa in its proposed investment in Alba

Alumina Limited has discussed with Alcoa the option for Alcoa World Alumina & Chemicals (AWAC), a global joint venture between Alumina Limited and Alcoa, to participate in the acquisition of an interest in the Alba aluminium smelter. Alumina Limited has decided not to pursue that option.

“We will continue our focus on alumina growth opportunities within AWAC, highlighted in recent announcements. These include attractive brownfield expansions at Sao Luis in Brazil, where AWAC has rights to 54% of the expansion, the Jamalco refinery in Jamaica and the Wagerup refinery in Western Australia”, CEO, John Marlay, said.

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006 Australia

Tel: +61 (0)3 8699 2600 ➢ Fax: +61 (0)3 8699 2699 ➢ E-mail: info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2004 – 17AWC

Attached is a copy of a statement by Alcoa World Alumina LLC and Alcan Inc announcing the signing of a memorandum of understanding to assess the feasibility of developing jointly a 1.5 million metric tonne per year alumina refinery in the Republic of Guinea, West Africa.

Stephen Foster

Company Secretary

14 May 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa, Alcan Sign MOU for Feasibility Study on 1.5 Million mtpy Alumina Refinery in Guinea

PITTSBURGH & MONTREAL—(BUSINESS WIRE)—May 13, 2004—Alcoa World Alumina LLC and Alcan Inc. today announced the signing of a memorandum of understanding (MOU) to assess the feasibility of developing jointly a 1.5 million metric tonne per year (mtpy) alumina refinery in the Republic of Guinea, West Africa.

Alcoa World Alumina and Alcan, through subsidiaries, each hold a 43% interest in Halco (Mining) Inc., which in turn is a 51% owner of Compagnie des Bauxites de Guinee (CBG) that currently mines bauxite for export in the Boke region of the country. The Government of the Republic of Guinea holds the remaining 49% of CBG. CBG has exclusive rights through 2038 to bauxite reserves and resources in a 10,000 square mile area in the northwestern part of the country. Alcoa World Alumina, Alcan and other Halco shareholders acquire CBG bauxite for use in their individual businesses.

Alcoa and Alcan will immediately undertake a detailed feasibility study, furthering a feasibility assessment previously done by Alcoa, to assess the various aspects of the project. This study is expected to be completed by mid 2005, and alumina production could be expected by early 2008. The refinery, which would be operated by Alcoa, would be expected to have an initial 1.5 million mtpy capacity and it would be capable of expansion beyond this level. Alcoa and Alcan would market their respective alumina off-take independently. The refinery would incorporate the latest technology and world-class operating and management systems. Alcoa and Alcan will work closely with the Government of the Republic of Guinea on the roles and participation of CBG and the Government in this new project. Alcoa and Alcan have had informal discussions with the International Finance Corporation (IFC) concerning a possible investment in the project.

Given the substantial quantity and the high quality of bauxite reserves, Alcoa and Alcan believe Guinea represents an attractive location for an alumina refinery. In addition, the long-standing involvement of Alcoa and Alcan in CBG places them in a uniquely favorable position to develop such a project.

About Alcoa

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) foils and plastic wraps, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 120,000 employees in 41 countries and has been a member of the Dow Jones Industrial Average for 45 years and the Dow Jones Sustainability Indexes since 2001. More information can be found at www.alcoa.com.

Alcoa World Alumina LLC is a joint venture company owned 60% by Alcoa Inc. and 40% by Alumina Limited of Australia, which forms part of the Alcoa World Alumina and Chemicals (AWAC) enterprise. Alcoa manages and operates the AWAC enterprise.

About Alcan

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, aerospace applications, bauxite mining and alumina processing, today’s Alcan is even better positioned to meet and exceed its customers’ needs for innovative solutions and service. Alcan employs 88,000 people and has operating facilities in 63 countries. Alcan was also named by FORTUNE magazine as the World’s Most Admired Metals Company, and listed as one of the TOP 10 Companies for Social Responsibility.

More information can be found at www.alcan.com.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2004 – 16AWC

Attached is a copy of a media release concerning the undertaking of comprehensive public consultation about a third production unit at the Wagerup alumina refinery, an asset of the Alcoa World Alumina and Chemicals (AWAC) global joint venture between Alumina Limited and Alcoa.

Stephen Foster

Company Secretary

6 May 2004

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

➢ 6 May 2004

For Immediate Release

AWAC Wagerup alumina refinery

Alcoa of Australia Limited, part of the Alcoa World Alumina and Chemicals (AWAC) global joint venture between Alumina Limited and Alcoa, today announced that it will undertake comprehensive public consultation about a third production unit of over 2 million tonnes at its Wagerup alumina refinery. A copy of the announcement is attached.

Alumina Limited welcomes and strongly supports this announcement as demonstration of AWAC’s growth potential and an additional step forward in AWAC’s growth strategy.

AWAC has up to 6 million tonnes of potential alumina expansion capacity within its network of global alumina refineries. AWAC is well positioned to develop these expansion opportunities and take advantage of growth in market demand for alumina.

AWAC, the world’s largest alumina producer, is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006 Australia

Tel: +61 (0)3 8699 2600 ➢ Fax: +61 (0)3 8699 2699 ➢ E-mail: info@aluminalimited.com

Alcoa World Alumina Australia to Begin Public Consultation Regarding Expansion of Its Wagerup Alumina Refinery in Western Australia

PITTSBURGH—(BUSINESS WIRE)—May 5, 2004—The following statement was issued by Alcoa World Alumina Australia today.

Community Consultation for growth at Wagerup

Alcoa World Alumina Australia is undertaking comprehensive public consultation about a third production unit at its Wagerup refinery.

Managing Director Wayne Osborn said the Wagerup refinery was already the most environmentally advanced alumina refinery in the world. An expansion would meet world-class health guidelines and address community expectations on health and the environment.

He said Alcoa was committing to delivering no increase in dust, noise or odour impacts on residents with an expansion.

“We will be conducting detailed health risk and environmental assessments to ensure the plant maintains its superior, world-class environmental performance,” he said.

“It would be an opportunity to create more jobs, growth and business opportunities in the region and mean about 150 permanent new Alcoa jobs and about 3,000 direct and indirect jobs.

“This would also be a very significant project for the State, with capital expenditure of around A$1.5 billion (approximately US $1.1 billion) and new export revenues of about A$17 billion over the life of the project.”

Alcoa has made a major effort and significant investment in a comprehensive emission reduction program at Wagerup in recent years to address community concerns about emissions and has been working to gain community support for a number of years, through community consultative groups and through demonstrated success of significant environmental improvements made at the refinery.

“We have been working in good faith with the local community to restore confidence and strengthen the future prospects of the community and the region,” Mr. Osborn said.

“We will embark on a thorough community engagement program to ensure the region around the refinery benefits in a sustainable way that provides a secure and prosperous future,” Mr. Osborn said.

We want the community in surrounding region fully engaged and fully informed on all aspects of this project and will be consulting with a comprehensive stakeholder group on the best process in which to achieve this.

Adding a third production unit to the Wagerup refinery is one of several options Alcoa is looking at worldwide to meet a predicted increase in world alumina demand towards the end of 2007.

Alcoa (NYSE:AA) is the world’s leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) foils and plastic wraps, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 120,000 employees in 41 countries and has been a member of the Dow Jones Industrial Average for 45 years and the Dow Jones Sustainability Indexes since 2001. More information can be found at www.alcoa.com

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006 Australia

Tel: +61 (0)3 8699 2600 ➢ Fax: +61 (0)3 8699 2699 ➢ E-mail: info@aluminalimited.com